UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              AMENDMENT NO. 16
                                     to
                                SCHEDULE TO
                           TENDER OFFER STATEMENT
                   Under Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934
                                    and
                              AMENDMENT NO. 15
                                     to
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934
                             BAAN COMPANY N.V.
                     (Name of Subject Company (Issuer))
                    INVENSYS HOLDINGS LIMITED (Offeror)
                               INVENSYS B.V.
                         INVENSYS HOLDINGS B.V. and
                                INVENSYS PLC
                          (Name of Filing Persons)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)
                                NO 8044 10 4
                               (CUSIP Number)
                               James C. Bays
                                Invensys plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:
                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980

                         CALCULATION OF FILING FEE

Transaction          Not Applicable      Amount Of Filing    Not Applicable
Valuation                                Fee

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:                  Not applicable
Form or Registration No.:                Not applicable
Filing Party:                            Not applicable
Date Filed:                              Not applicable

[ ]  Check  the  box  if  the   filing   relates   solely  to   preliminary
     communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]      third-party tender offer subject to Rule 14d-1.
  [ ]      issuer tender offer subject to Rule 13e-4.
  [ ]      going-private transaction subject to Rule 13e-3.
  [X]      amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer:

                                SCHEDULE 13D

CUSIP No. 8044 104

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

NUMBER OF        7  SOLE VOTING POWER

SHARES              0

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       193,365,064

REPORTING        9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    193,365,064

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    193,365,064

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

    72.3%

14 TYPE OF REPORTING PERSON 00 (public limited company organized under the laws of England and Wales)

     *    Based  on   267,337,252   Common  Shares  of  Baan  Company  N.V.
          outstanding.

                             SCHEDULE 13D

CUSIP No. 8044 104

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVENSYS HOLDINGS LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC/BK/AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England and Wales

NUMBER OF        7  SOLE VOTING POWER

SHARES              0

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       193,365,064

REPORTING        9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    193,365,064

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    193,365,064

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

    72.3%

14 TYPE OF REPORTING PERSON 00 (public limited company organized under the laws of England and Wales)

     *    Based  on   267,337,252   Common  Shares  of  Baan  Company  N.V.
          outstanding.

                      AMENDMENT NO. 15 TO SCHEDULE 13D

          This Amendment No. 15 to Schedule 13D supplements, amends and restates information contained in the Schedule 13D originally filed on June 9, 2000 as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 15 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D.

          Schedule 13D is supplemented and amended by this Amendment No. 15 as follows:

          Item 4: Purpose of the Transaction

          Item 4 is hereby amended and supplemented to add the following information following the last paragraph of item 4:

          In a press release dated August 2, 2000, Parent announced the completion of the Offer. The Offer expired at 11:59 p.m., New York City time on Tuesday, August 1, 2000, at which time approximately 127,055,964 shares were validly tendered, including 1,337,173 Shares tendered by guaranteed deliveries. The tendered shares, together with the 66,318,935 shares acquired by Offeror outside of the Offer, represent approximately 72.3% of the outstanding shares of Baan common stock.

          As previously announced, Offeror will provide a subsequent offering period of 20 business days which will commence on August 2, 2000 and expire on August 29, 2000. Shares tendered during the subsequent offering period may not be withdrawn.

          A copy of the press release is attached hereto as an exhibit to this Schedule 13D and is incorporated herein by reference.

          Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

          Paragraph 8 of Item 6 of Schedule 13D and the table which appears therein is amended and restated to read as follows:

          The table below sets forth purchases of Shares by the Offeror through its agent GSI, from June 2, 2000 through August 1, 2000.

                                                    Approximate Price Per Share
                                                     (euro)
         Date             No. of Shares Purchased   (exclusive of commissions)
         -----------      -----------------------   ---------------------------
         6/2/2000         1,096,382                              2.81
         6/5/2000         5,500,000                              2.81
         6/6/2000         4,043,133                              2.83
         6/7/2000         2,220,629                              2.83
         6/8/2000         3,536,160                              2.83
         6/9/2000         1,222,736                              2.85
         6/12/2000        --                                     --
         6/13/2000           54,087                              2.85
         6/14/2000          500,000                              2.85
         6/15/2000          774,730                              2.85
         6/16/2000        1,000,000                              2.85
         6/19/2000        2,415,000                              2.85
         6/20/2000        1,500,000                              2.85
         6/21/2000        1,461,653                              2.85
         6/22/2000          765,500                              2.85
         6/23/2000          873,840                              2.85
         6/26/2000        1,016,463                              2.85
         6/27/2000          800,000                              2.85
         6/28/2000          800,342                              2.85
         6/29/2000        --                                     --
         6/30/2000        2,027,500                              2.85
         7/3/2000         1,672,308                              2.85
         7/4/2000         2,290,012                              2.85
         7/5/2000         1,542,115                              2.85
         8/1/2000            11,357                              2.80

                      AMENDMENT NO. 16 TO SCHEDULE TO

          This Tender offer Statement Amendment No. 16 on Schedule TO ("Amendment No. 16") relates to an offer by Invensys Holdings Limited ("Offeror"), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales to purchase any and all outstanding common shares par value NLG
0.06 of Baan Company N.V. (the "Company"), a corporation organized under the laws of The Netherlands at a price of Euro 2.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to Purchase dated June 14, 2000 ("Offer to Purchase").

          On May 31, 2000, Parent on behalf of itself and Invensys B.V. i.o. and Invensys Holdings B.V. i.o. (two subsidiaries then intended to be formed, the "Contemplated Subsidiaries") entered into an offer agreement with the Company. Subsequent to entering into such offer agreement, Parent, on behalf of the Contemplated Subsidiaries, assigned the rights and obligations of the Contemplated Subsidiaries under the offer agreement to Offeror.

          This Amendment No. 16 supplements, amends and restates information contained in the Tender Offer Statement on Schedule TO originally filed on June 14, 2000, as amended.

          Section 1 of the Offer to Purchase is hereby amended and supplemented to add the following information to the end of the first paragraph of Section 1:

          In a press release dated August 2, 2000, Parent announced the completion of the Offer. The Offer expired at 11:59 p.m., New York City time on Tuesday, August 1, 2000, at which time approximately 127,055,964 shares were validly tendered, including 1,337,173 Shares tendered by guaranteed deliveries. The tendered shares, together with the 66,318,935 shares acquired by Offeror outside of the Offer, represent approximately 72.3% of the outstanding shares of Baan common stock.

          As previously announced, Offeror will provide a subsequent offering period of 20 business days, which will commence on August 2, 2000 and expire on August 29, 2000. Shares tendered during the subsequent offering period may not be withdrawn.

          A copy of the press release is attached hereto as an exhibit to the Schedule TO of which this Offer to Purchase is a part and is incorporated herein by reference.

          The table appearing in the final paragraph of Section 12 of the Offer to Purchase is amended and restated as set out in the amendment to
Schedule 13D above.

          Item 12: Materials Filed as Exhibits

          Exhibit Number          Title
          --------------          -----
          (a)(5)(i)               Press Release Dated August 2, 2000
          (a)(5)(ii)              Press Release Dated August 2, 2000

                                 SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2000
                                  INVENSYS HOLDINGS LIMITED

                                  By: /s/James C. Bays
                                      -------------------------------------
                                      Name:   James C. Bays
                                      Title:  Director


                                  INVENSYS PLC, on behalf of itself and of INVENSYS B.V.i.o. and INVENSYS
                                  HOLDINGS B.V.i.o.


                                  By: /s/James C. Bays
                                      -------------------------------------
                                      Name:   James C. Bays
                                      Title:  Attorney-in-fact

                                  - 10 -